Exhibit 12.1
CASH AMERICA INTERNATIONAL, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	For the years ended December 31,
Earnings:	2014	2013	2012	2011	2010
(Loss) income from continuing operations before income taxes	$(8,346)	$43,985	$81,370	$141,166	$131,247
Equity in (income) loss of unconsolidated subsidiary	-	136	295	104	136
Fixed charges	50,288	61,876	50,634	46,320	41,395
Amortization of capitalized interest	396	396	396	198	-
Less: Capitalized interest	-	-	-	(558)	(730)
Total earnings	$42,338	$106,393	$132,695	$187,230	$172,048
Fixed charges:
Interest expense	$26,520	$36,319	$29,134	$25,528	$22,345
Amortization of debt discount and issuance costs	3,173	6,206	3,811	3,566	3,340
Portion of rent expense representative of interest	20,595	19,351	17,689	16,668	14,980
Capitalized interest	-	-	-	558	730
Total fixed charges	$50,288	$61,876	$50,634	$46,320	$41,395
Ratio of earnings to fixed charges (1)	0.8 x	1.7 x	2.6 x	4.0 x	4.2 x

(1) For purposes of computing these ratios, “earnings” represent income from continuing operations before noncontrolling interest and income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, including capitalized interest, amortization of debt discount and issuance costs and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges also include interest expense related to uncertain tax positions.